FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 25, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.....  Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........                No......X.......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ RUSSELL COX

Russell Cox Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Fourth Quarter ended November 29, 2003 dated March 25, 2004	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

PRELIMINARY RESULTS (UNAUDITED) OF THE FOURTH QUARTER

ENDED 29 NOVEMBER 2003

TM Group Holdings PLC today announced results for the fourth quarter ended 29 November 2003.

Financial highlights (UK GAAP):

	13 weeks ended	14 weeks ended	52 weeks ended	53 weeks ended
	29.11.03	30.11.02	29.11.03	30.11.02
	£ millions
Turnover(1)	157.2	168.9	635.5	664.5
PBIT	5.4	4.8	22.6	21.4
EBITDA	8.1	7.6	33.1	32.1

(1)	Restated for 2002 (see page 4)

Turnover at £157.2m for the quarter was lower than the prior year principally as a result of the extra week. Same store takings before lottery continued to be positive during the period and this effect was offset by a slightly lower store base and the continued migration of phone top-up transactions to the electronic form.

For the quarter, PBIT of £5.4m was £0.6m ahead of the prior year. Operating profit was ahead in TM Retail by £0.3m offset by higher Central costs. Profit on asset disposals was £0.6m higher.

For the year, profits on disposal of assets at £3.9m was the same as last year. PBIT at £22.6m was £1.2m higher than last year, and EBITDA was £1.0m ahead.

Net interest payable for the year at £16.7m was significantly lower than the previous year at £21.7m.

TM Retail

Turnover at £157.2m for the 13 weeks to 29 November 2003 was £11.7m lower than prior year which included one extra week.

Operating profit for the quarter before group central overheads and profit on asset disposals was £0.3m higher than prior year at £5.1m.

Same store takings before lottery were 2.4% ahead of last year. This measure was stronger in convenience stores at 4.3% ahead and at a similar level to the third quarter. The weighted average store base for the quarter was 1.7% lower than last year.

The underlying sales performance remained positive with news, minerals and grocery contributing. Confectionery and tobacco also improved slightly. The fireworks season was reasonable overall.

Trading margins generally were strongly ahead taking into account the extra week last year. News, tobacco and grocery all contributed to this trend. On a pro rata basis, branch costs were higher influenced in part by the October rise in the National Minimum Wage but overheads were lower than the prior year for the quarter.

The number of trading stores at the end of the quarter was 1,196 after a net reduction of 5 during the quarter. Of the closing base, 314 were classified Convenience stores, 122 Variety stores and 760 Newsagents.

Group overheads and financing costs

Central costs at £1.4m were £0.3m higher than prior year with additional advisory costs incurred during the quarter. Cumulatively Central costs were only slightly higher than prior year.

Net interest payable at £3.8m for the quarter was £0.7m lower than prior year. This represents an underlying reduction of £0.3m due to the extra week in the quarter last year, the remainder representing exchange rate movements.

Sterling strengthened to £1 = $1.7101 at the quarter end, giving an unrealised exchange gain for the quarter of £6.1m, net of the revaluation of the Company’s currency hedges.

Cash flow

Cash inflow from operating activities in the quarter was strong at £24.2m and compared to a similar inflow of £21.6m last year.

CAPEX for the quarter was £2.3m, inclusive of business purchases.

At the quarter end, cash and bank balances stood at £25.6m. There were no drawings under the company’s working capital facilities at the end of the quarter

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended	(Restated) 14 weeks ended	52 weeks ended	(Restated) 53 weeks ended
	29.11.03	30.11.02	29.11.03	30.11.02
	(£ thousands)
Sales:
TM Retail	157,189	168,888	635,453	664,461
Operating costs before restructuring costs:
TM Retail	(152,042)	(164,126)	(613,446)	(642,906)
Central	(1,371)	(1,016)	(3,356)	(3,288)

	(153,413)	(165,142)	(616,802)	(646,194)

Restructuring costs	—	41	—	(759)
Operating profit:
TM Retail	5,147	4,815	22,007	20,808
Central	(1,371)	(1,028)	(3,356)	(3,300)

	3,776	3,787	18,651	17,508

Profit/(loss) on asset disposals:
TM Retail	1,664	1,059	3,905	3,925
Central	—	—	3	(18)

	1,664	1,059	3,908	3,907

Profit before interest and taxation:
TM Retail	6,811	5,874	25,912	24,733
Central	(1,371)	(1,028)	(3,353)	(3,318)

	5,440	4,846	22,559	21,415

Net interest payable	(3,827)	(4,554)	(16,725)	(21,703)
Exchange movement on re-translation of senior notes and currency hedge	6,099	(858)	4,631	1,171

Net interest payable and similar charges	2,272	(5,412)	(12,094)	(20,532)

Profit/(loss) before taxation	7,712	(566)	10,465	883
Taxation	(1,270)	1,197	(2,021)	(139)

Profit after taxation	6,442	631	8,444	744
Dividend	—	—	—	(22,450)

Profit/(loss) for the period	6,442	631	8,444	(21,706)

All figures are presented under UK GAAP.

The Company has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This has no impact on operating profit. The comparative figures for sales and operating costs have been adjusted accordingly, resulting in a reduction in sales and operating costs of £10,299,000 for the 14 weeks ended 30 November 2002 and £27,313,000 for the 53 weeks ended 30 November 2002.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	29.11.03	30.11.02
	(£ thousands)
Fixed assets
Tangible fixed assets	47,728	50,826
Intangible fixed assets	7,533	6,718

	55,261	57,544

Current assets
Inventories	34,115	34,378
Debtors	27,844	22,389
Other current assets	177	2,780
Cash at bank and in hand	25,625	21,410

	87,761	80,957

Creditors: amounts falling due within one year
Trade creditors	(68,091)	(67,216)
Other liabilities	(17,026)	(12,972)

	(85,117)	(80,188)

Net current assets	2,644	769

Total assets less current liabilities	57,905	58,313
Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(136,240)	(144,470)
Other	(697)	(767)

	(136,937)	(145,237)

Provisions for liabilities and charges	(2,159)	(2,711)

Net liabilities	(81,191)	(89,635)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(42,038)	(50,482)
Other reserve	(59,892)	(59,892)

	(81,191)	(89,635)

The dollar liability under the Senior Notes has been translated at $1.7101 being a representative US dollar/UK sterling exchange rate on 29 November 2003.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended	14 weeks ended	52 weeks ended	53 weeks ended
	29.11.03	30.11.02	29.11.03	30.11.02
	(£ thousands)
Net cash inflow from operating activities	24,246	21,616	24,970	19,617
Returns on investments and servicing of finance
Net interest paid	(8,007)	(8,302)	(16,241)	(22,807)

Tax (paid)/refunded	(250)	(120)	311	(1,691)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(508)	(1,178)	(8,764)	(8,686)
Receipts from sale of tangible fixed assets	3,291	1,687	6,817	5,692

	2,783	509	(1,947)	(2,994)

Acquisitions and disposals
Purchase of businesses	(1,820)	(361)	(2,676)	(2,520)
Sale of businesses	—	—	1,250	2,458

	(1,820)	(361)	(1,426)	(62)

Management of liquid resources
(Increase)/decrease in short-term deposits	(6,956)	(11,235)	(1,262)	83,394

Equity dividends paid	—	—	—	(22,450)

Net cash inflow before financing	9,996	2,107	4,405	53,007

Financing
Redemption of bonds	—	—	—	(21,486)
Repayment of loans	—	—	—	(30,287)
Purchase of hedging instruments	(500)	—	(1,452)	—
Repayment of capital element of finance leases	—	—	—	(3)

	(500)	—	(1,452)	(51,776)

Increase in cash (excluding short-term deposits)	9,496	2,107	2,953	1,231

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended	14 weeks ended	52 weeks ended	53 weeks ended
	29.11.03	30.11.02	29.11.03	30.11.02
	(£ thousands)
Operating profit	3,776	3,787	18,651	17,508
Depreciation and amortisation charges	2,670	2,791	10,534	10,730
Movement in provisions	(512)	(18)	(583)	(482)
(Increase)/decrease in inventories	(4,706)	(5,532)	543	555
(Increase)/decrease in debtors	(5,316)	4,624	(7,621)	1,149
Increase/(decrease) in creditors	28,334	15,964	3,446	(9,843)

Net cash inflow from operating activities	24,246	21,616	24,970	19,617

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com